Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 14A

ZONED PROPERTIES, INC.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$12,000,000.00	0.0001381	$1,657.20

Total Transaction Valuation:		$12,000,000.00
Total Fees Due for Filing:				$1,657.20
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$1,657.20

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Offering Note(s)

(1)	In accordance with Exchange Act Rule 0-11(c)(2), the filing fee of $1,657.20 was determined by multiplying 0.0001381 by transaction consideration of $12,000,000, consisting of (i) $7 million in cash, and (ii) a promissory note valued at $5 million.